


03052241

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MURRAY TRAFF SECURITIES, ~~INC~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 ESE LOOP 323, SUITE 200
(No. and Street)

TYLER, (City) TX (State) 75701 (Zip Code)

RECEIVED DEC 01 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(903) 561-5588
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HUDNALL, STEPHEN, LAWRENCE
(Name – *if individual, state last, first, middle name*)

1905 RICKETY LANE (Address) TYLER (City) TX (State) 75703 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED DEC 23 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY V. MURRAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MURRAY TRAFF SECURITIES, INC., as of SEPTEMBER 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MURRAY TRAFF SECURITIES, INC.

FINANCIAL STATEMENTS TOGETHER WITH AUDITORS' REPORT AND LETTER TO MANAGEMENT ON INTERNAL ACCOUNTING CONTROL

SEPTEMBER 30, 2003

MURRAY TRAFF SECURITIES, INC.
TABLE OF CONTENTS

STEPHEN L. HUDNALL

CERTIFIED PUBLIC ACCOUNTANT

(903) 581-7878 (903) 581-7889 FAX

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Murray Traff Securities, Inc.

I have audited the accompanying statement of financial condition of Murray Traff Securities, Inc. as of September 30, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Murray Traff Securities, Inc. at September 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Stephen L. Hudnall
Certified Public Accountant

November 19, 2003

1905 RICKETY LANE • TYLER, TEXAS 75703

MURRAY TRAFF SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
September 30, 2003

ASSETS

Current Assets	
Cash	$ 0
Marketable investments	199,143
Deposits with clearing organizations	10,000
Receivable from clearing organizations	6,606
TOTAL CURRENT ASSETS	215,749
Furniture and equipment, at cost less accumulated depreciation of $27,369	9,283
Deferred income tax benefit	771
TOTAL ASSETS	$ 225,803

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable	$ 0
Accrued expenses	15
Income taxes payable	778
TOTAL CURRENT LIABILITIES	793
Commitments and Contingencies (Note C)	0
Stockholders' Equity	
Capital stock, no par value 10,000 shares authorized, 500 shares issued and outstanding	10,000
Retained earnings	215,010
TOTAL STOCKHOLDERS' EQUITY	225,010
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 225,803

The accompanying notes are an integral part of these financial statements

MURRAY TRAFF SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2003

Revenues		
Commissions		$ 745,623
Trading profits		1,086
Investment advisory fees		21,152
Interest income		68,379
Total Revenue		836,240
Expenses		
Employee compensation and benefits	$ 603,100	
Clearance and quotation fees	73,850	
Occupancy	43,507	
Taxes	26,923	
Pension expense (Note D)	(33,523)	
Advertising	6,165	
Office expenses	11,658	
General and administrative	59,721	
Total Expenses		$ 791,401
Income before income taxes		44,839
Income Tax Expense		(6,726)
Net Income		$ 38,113

The accompanying notes are an integral part of
these financial statements

MURRAY TRAFF SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2003

	Common Stock	Retained Earnings	Total
Balances at September 30, 2002	$ 10,000	$ 176,897	$ 186,897
Net Income		38,113	38,113
Balances at September 30, 2003	$ 10,000	$ 215,010	$ 225,010

The accompanying notes are an integral part of these financial statements

MURRAY TRAFF SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

Subordinated liabilities at October 1, 2002	$ None
Increases	None
Decreases	None
Subordinated liabilities at September 30, 2003	$ None

The accompanying notes are an integral part of
these financial statements

MURRAY TRAFF SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 38,113
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES:	
Depreciation	4,732
(Increase) decrease in operating assets:	
Receivable from clearing organizations	1,851
Deferred income tax benefits	5,949
Increase (decrease) in operating liabilities:	
Accrued liabilities	(50,751)
Income taxes payable	778
Net Cash Provided By Operating Activities	672
NET CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in marketable investments	(672)
CASH FLOWS FROM FINANCING ACTIVITIES	0
NET INCREASE IN CASH AND CASH EQUIVALENTS	0
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	0
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 0

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Interest paid	$ 0
Income taxes paid	$ 778

The accompanying notes are an integral part of
these financial statements

MURRAY TRAFF SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2003

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Murray Traff Securities, Inc. (the Company) was incorporated under the laws of the State of Texas on April 2, 1985. The company intends to act as a broker/dealer in certain securities as allowed by the Securities and Exchange Commission ("S.E.C.") and the National Association of Securities Dealers ("N.A.S.D."). The Company received approval from N.A.S.D. to a registered broker/dealer effective May 31, 1986. Costs incurred that are nonallergenic as deductions under S.E.C. rule 15c3-1 were capitalized as organizational costs.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Depreciation of $4,732 has been charged to expense for the year ended September 30, 2003.

Securities Transactions

Murray Traff has an arrangement with SWS Securities, Inc. in Dallas, Texas, through which securities transactions are cleared. Murray Traff receives commissions from SWS Securities, Inc. net of any clearance fees.

Marketable Securities

Marketable securities consist of money market and debt securities. The Company classifies these as trading securities based on its intent to sell them in the near term. These securities are reported at fair value, with unrealized gains and losses included in income.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

Statement of Cash Flows

The Company's daily cash transactions are conducted through a money market account. Regulatory agencies require that these accounts be subject to special deductions for net capital computations. Therefore, the money market account is not considered a cash equivalent.

Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Because it is at least reasonably possible that a change in estimate will occur in the near term, actual results could vary from the estimates that were assumed in preparing the financial statements.

MURRAY TRAFF SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2003

Federal Income Taxes

The Company uses the accrual method of accounting for income tax purposes. No significant timing differences exist between accounting and tax income. The Company has a charitable contribution carryforward of $5,143 available at September 30, 2003 to charge against taxable income in future periods. The benefit is expected to approximate $771 and be utilized in the next several years.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2003, the Company had net capital of $213,405, which was $113,405 in excess of its required net capital of $100,000. The Company's net capital ratio was .0037 to 1.

NOTE C - COMMITMENTS AND CONTINGENCIES

During the normal course of business, the Company clears customer transactions with SWS Securities, Inc. in Dallas, Texas. Should customers default or otherwise fail to perform, Murray Traff Securities, Inc. is obligated to close the transaction and bear any resulting loss. It is reasonably possible that a change in estimate will occur in the near term. An estimate of possible loss or range of loss cannot be made. At September 30, 2003, there was no liability for any such loss. In the normal course of business there are various outstanding commitments and contingent liabilities, which are not reflected in the accompanying financial statements. No losses are anticipated as a result of these transactions.

NOTE D - PENSION PLAN (CHANGE IN ACCOUNTING ESTIMATE)

For the year ended September 30, 2002, the Company had a simplified employee pension plan (SEP) that covered all employees with at least three years of service and that had attained the age of 21. Contributions to the plan were based upon 15% of the employees compensation with total contributions not to exceed $30,000 per employee. The Company had accrued pension expense of $50,694 at September 30, 2002 but subsequently funded only $17,171 of that amount. Management has decided to discontinue the simplified employee pension plan without further funding. A change in accounting estimate in conformity with generally accepted accounting principles is required to be accounted for in the period of change. Therefore, a negative pension expense in the amount of $33,523 has been charged against expense for the year ended September 30, 2003.

NOTE E - CONCENTRATIONS OF CREDIT RISK

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions in Texas. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

MURRAY TRAFF SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2003

NOTE F - RELATED PARTY TRANSACTIONS

The Company leases its office space from Bisonwood Investments, Inc., a Texas Corporation which is fully owned by David Traff, a shareholder of Murray Traff Securities, Inc.. For the year ended September 30, 2003, lease payments to Bisonwood Investments, Inc. amounted to $38,776 with no balance due at year end.

STEPHEN L. HUDNALL
CERTIFIED PUBLIC ACCOUNTANT
(903) 581-7878 (903) 581-7889 FAX

The Board of Directors
Murray Traff Securities, Inc.

In planning and performing my audit of the financial statements of Murray Traff Securities, Inc., for the year ended September 30, 2003, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 7a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions for customer securities, I did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1905 RICKETY LANE • TYLER, TEXAS 75703

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control, including control activities for safeguarding securities, that I believe to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17-a5 (g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Stephen L. Hudnall
Certified Public Accountant

November 19, 2003

MURRAY TRAFF SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2003

NET CAPITAL

Total stockholders' equity		$ 225,010
Deduct equity not allowable for Net Capital		0
Total equity qualified for Net Capital		225,010
ADD:		
A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital		0
B. Other deductions and allowable credits		0
Total Capital and allowable subordinated liabilities		225,010
DEDUCTIONS AND/OR CHARGES:		
A. Non-allowable assets from statement of financial condition:		
1. Receivable from stockholders	$ 0	
2. Receivable from employees	0	
3. Equipment net of depreciation	9,283	
4. Deferred tax benefit	771	
	10,054	
B. Current note Deficiency	0	
C. Commodity futures, contracts and spot commodities proprietary capital changes	0	
D. Other deductions and/or charges	0	
E. Other additions and/or allowable credits	0	10,054
Net Capital before haircuts on securities positions		214,956
HAIRCUTS ON SECURITIES (Computed where applicable pursuant to 15-c-3-1 (f)		
A. Contractual securities commitments	$ 0	
B. Subordinated securities borrowings	0	
C. Trading and investment securities		
1. Exempted securities	0	
2. Debt Securities	0	
3. Options	0	
4. Other securities	1,551	
D. Undue Concentration	0	
E. Other	0	1,551
NET CAPITAL		$ 213,405

MURRAY TRAFF SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$ 53
Minimum Dollar Net Capital Required	100,000
Excess Net Capital	113,405
Excess Net Capital At 1,500%	213,352
Excess Net Capital At 1,000%	213,326
Ratio: Aggregate Indebtedness to Net Capital	.0037 to 1

AGGREGATE INDEBTEDNESS

Item included in consolidated statement of financial condition:	
Short-term bank loans	0
Drafts payable	0
Payable to brokers and dealers	0
Payable to clearing broker	0
Payable to customers	0
Other accounts payable and accrued expenses	793
Item not included in consolidated statement o financial condition:	
Market value of securities borrowed for which no equivalent value is paid or credited	0
Other unrecorded amounts	0
	793
Less adjusted based on special reserve bank accounts	0
Total Aggregate Indebtedness	$ 793

MURRAY TRAFF SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2003

Reconciliation with company's computation included in Part II of Form X-17A-5
as of September 30, 2003

		COMPUTATION OF NET CAPITAL		COMPUTATION OF RESERVE REQUIREMENT
Per audit Report (Schedule I) at 09/30/03	$	213,405		
Per audit Report (Schedule II) at 09/30/03				Exempt
Reported by Broker-Dealer on Part IIA, Form X-17A-5 Annual Report as of 09/30/03		210,233		Exempt
Difference	$	3,172	(a)	None
(a) Net audit adjustments	$	3,172		

MURRAY TRAFF SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c 3-3
AS OF SEPTEMBER 30, 2003

Exemption From Reserve Requirements Under Rule 15c 3-3

Murray Traff Securities, Inc. claims exemption from the reserve requirements under Rule 15c 3-3 based upon section 15c 3-3 (K) (2) (ii) because Murray Traff Securities, Inc.:

1. Has not carried nor intends to carry margin accounts,

2. Has not held and does not intend to hold customer funds or securities,

3. Has not owed and does not intend to owe money or securities to customers,

4. Anticipates participation in underwriting on a "best efforts" basis and will promptly forward to an independent escrow agent customers' checks, notes and other evidences of indebtedness,

5. And otherwise fully complies with the exempting provisions of Rule 15c 3-3 (K) (2) (ii).

MURRAY TRAFF SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C 3-3
AS OF SEPTEMBER 30, 2003

Exemption From Information Relating to Possession or Control Requirements

Murray Traff Securities, Inc. claims exemption from information relating to possession or control requirements under Rule 15c 3-3 based upon section 15c 3-3 (K) (2) (ii) because Murray Traff Securities, Inc.:

1. Has not carried nor intends to carry margin accounts,
2. Has not held and does not intend to hold customer funds or securities,
3. Has not owed and does not intend to owe money or securities to customers,
4. Anticipates participation in underwriting on a "best efforts" basis and will promptly forward to an independent escrow agent customers' checks, notes and other evidences of indebtedness,
5. And otherwise fully complies with the exemptive provisions of Rule 15c 3-3 (K) (2) (ii).